Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 8 DATED JULY 30, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 7 dated July 17, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	our entry into a purchase and sale agreement.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of July 28, 2015, we received and accepted subscriptions in our offering for 69.3 million shares, or $690.3 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of July 28, 2015, 96.5 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Purchase and Sale Agreement
On July 24, 2015, we, through a subsidiary of our operating partnership, or the purchaser, entered into a purchase and sale agreement, or the purchase agreement, with Teachers Insurance and Annuity Association of America, an unaffiliated third party, for the purchase of a Class B+ office and flex business center and an adjacent Class A office building totaling 717,702 square feet located in Bothell, Washington, or the properties, for a purchase price of $126.7 million, plus closing costs. As of June 30, 2015, the properties were 73% leased to 70 tenants with a remaining weighted average lease term of 4.2 years. We anticipate closing the acquisition through a joint venture with an unaffiliated third party, in which we will own a 95% interest.
We expect to fund our portion of the purchase price using a combination of proceeds from our ongoing initial public offering and debt financing obtained from an unaffiliated third-party lender. On July 24, 2015, our pro rata share of a $4.0 million deposit toward the purchase of the properties became non-refundable, subject to customary closing conditions as summarized below and more fully described in the purchase agreement.

Pursuant to the purchase agreement, the closing is scheduled to occur on or before August 13, 2015, subject to certain extension rights as set forth in the purchase agreement. The closing is subject to a number of customary closing conditions, including, but not limited to, (i) the accuracy of the representations and warranties made by the parties in the purchase agreement and (ii) the compliance by the parties with their respective covenants in the purchase agreement, in each case subject to customary materiality qualifiers. There is no assurance that the acquisition of the properties will close on the anticipated terms, or at all.